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                                                                    EXHIBIT 99.1

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS RECEIVES NEW GOTHAM PROPOSAL; SPECIAL COMMITTEE EVALUATING ALTERNATIVES


NEW YORK - (Business Wire) - July 3, 2001 - First Union Real Estate Equity and Mortgage Investments (NYSE: FUR) today announced that Gotham Partners, L.P. ("Gotham"), a major shareholder of the Company, has today made a new proposal (the "Gotham Proposal") to a Special Committee previously established by the Board of Trustees for the purpose of evaluating and advising the Board with respect to proposed transactions and other possible business alternatives that the Company may pursue. William A. Ackman, Chairman of the Company, is a principal in Gotham, which had previously made and withdrawn another proposal in May 2001.

In summary, the Gotham Proposal involves three primary steps. First, the Company would restructure itself by transferring to a new company to be formed, designated as "First Union Asset Company" ("FAC"), all of its non-cash assets. Shareholders would then be given the option to: (1) sell their combined interest in the Company and FAC for cash consideration per share of approximately $2.70,
(2) elect to receive $2.35 per share in cash plus an interest in FAC, (3) elect to receive $0.35 per share in lieu of participating in the distribution of FAC, but continue as a shareholder of the Company, which will combine with a new real estate-related operating company as described below, or (4) continue as a shareholder of both FAC and the Company.

The second element of the proposed transaction would involve the contribution by Gotham of Gotham Golf Partners LP and related assets ("GGP") to the Company in exchange for newly issued common shares of the Company. The number of shares to be issued to Gotham in exchange for GGP would be determined by valuing the shares of the Company at net asset value and valuing GGP at fair value as determined by negotiations between the parties.

The Gotham Proposal calls for the FAC shares to be distributed to those existing Company shareholders that elect to receive the FAC shares before the contribution of GGP to the Company. Accordingly, it is anticipated that cash and cash equivalents will be the Company's only remaining asset following the transfer to FAC of the Company's non-cash assets and prior to the contribution of GGP to the Company in exchange for newly issued shares.

The third element of the Gotham Proposal would be a self-tender by the Company for up to 34.8 million shares at net asset value, which Gotham anticipates will be approximately $2.35 per share. Gotham will commit not to tender to the Company any of the Company shares received by it in respect of its contribution of GGP to the Company. Gotham will also commit to purchase for $0.35 per share FAC shares from shareholders, resulting in total cash payments to shareholders electing to dispose of their combined interest in the Company and FAC of approximately $2.70 per share.


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Under the Gotham Proposal, FAC will assume all existing current and contingent liabilities of the Company other than the $12.5 million of 8.875% Senior Notes due October 1, 2003 and the $24.7 million of the Company's Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, having a dividend rate of 8.4%, which will remain, respectively, obligations of and interests in the Company.

The Gotham Proposal provides that it will be subject to approval by the shareholders of First Union and other customary conditions, including registration of the shares to be issued.

Mr. Altobello, Chair of the Special Committee, stated "The Committee is evaluating the Gotham Proposal and is also evaluating and will continue to evaluate other alternatives for the Company with the assistance of its professional advisors. There can be no assurances that the Company will pursue the Gotham Proposal or come to terms with Gotham with respect to the Gotham Proposal. No determinations have been reached at this time with respect to the pursuit of any specific alternatives."

Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the information included in the Annual Report filed by the Company with the SEC on Form 10-K.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed stapled-stock real estate investment trust (REIT) headquartered in New York, New York.

Contact: First Union Real Estate Equity and Mortgage Investments Neil Koenig, Interim Chief Financial Officer
            (212) 949-1373